[LETTERHEAD OF LEGG MASON GLOBAL ASSET MANAGEMENT]

December 10, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Filing for Registered Investment Companies

Managed by Affiliates of Legg Mason, Inc. (the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing with the Securities and Exchange Commission: (1) a copy of the joint fidelity bond executed on behalf of the Funds; (2) copies of the resolutions of a majority of the Boards of Directors/Trustees who are not “interested persons” (as defined in the 1940 Act) of the Funds approving the amount, type, form and coverage of the joint fidelity bond and the portion of the premium to be paid by each Fund, as well as approving the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (as defined below); (3) a statement showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the joint fidelity bond; (4) a statement as to the period for which premiums have been paid under the joint fidelity bond; and (5) an agreement among the Funds concerning the allocation of fidelity bond recoveries (the “Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries”).

For purposes of (4) above, please note that the Funds have paid premiums under the joint fidelity bond for the period July 1, 2015 to June 30, 2016.

If you have any questions concerning this filing, please call Thomas C. Mandia at (203) 703-7038.

Very truly yours,

/s/ Jane Trust
Jane Trust
President, each Fund listed on Schedule I

Enclosures

cc:	Jennifer L. Whitman

Rosemary D. Emmens

Marc A. De Oliveira

SCHEDULE I

The list of Insureds and the 17g-1 calculation will be based off of June 30, 2015 Gross Assets Under Management.

Legg Mason Partners Equity Trust, consisting of:

ClearBridge Aggressive Growth Fund

ClearBridge All Cap Value Fund

ClearBridge Appreciation Fund

ClearBridge Dividend Strategy Fund

ClearBridge Energy MLP & Infrastructure Fund

ClearBridge International Small Cap Fund

ClearBridge International Value Fund

ClearBridge Large Cap Growth Fund

ClearBridge Large Cap Value Fund

ClearBridge Mid Cap Core Fund

ClearBridge Mid Cap Growth Fund

ClearBridge Select Fund

ClearBridge Small Cap Growth Fund

ClearBridge Small Cap Value Fund

ClearBridge Sustainability Leaders Fund

ClearBridge Tactical Dividend Income Fund

Permal Alternative Core Fund

Permal Alternative Select Fund

QS Batterymarch Global Dividend Fund

QS Batterymarch Global Equity Fund

QS Batterymarch International Dividend Fund

QS Batterymarch S&P 500 Index Fund

QS Batterymarch U.S. Large Cap Equity Fund

QS Legg Mason Conservative Growth Fund

QS Legg Mason Defensive Growth Fund

QS Legg Mason Dynamic Multi-Strategy Fund

QS Legg Mason Growth Fund

QS Legg Mason Moderate Growth Fund

Legg Mason Partners Variable Equity Trust, consisting of:

ClearBridge Variable Aggressive Growth Portfolio

ClearBridge Variable Appreciation Portfolio

ClearBridge Variable Dividend Strategy Portfolio

ClearBridge Variable Large Cap Growth Portfolio

ClearBridge Variable Large Cap Value Portfolio

ClearBridge Variable Mid Cap Core Portfolio

ClearBridge Variable Small Cap Growth Portfolio

Permal Alternative Select VIT Portfolio

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

QS Legg Mason Variable Conservative Growth

QS Legg Mason Variable Growth

QS Legg Mason Variable Moderate Growth

Legg Mason Partners Income Trust, consisting of:

Western Asset Global Strategic Income Fund

Western Asset Mortgage Backed Securities Fund

Western Asset Pennsylvania Municipals Fund

Western Asset Oregon Municipals Fund

Western Asset Intermediate Maturity New York Municipals Fund

Western Asset New York Municipals Fund

Western Asset California Municipals Fund

Western Asset Managed Municipals Fund

Western Asset Intermediate Maturity California Municipals Fund

Western Asset Municipal High Income Fund

Western Asset Massachusetts Municipals Fund

Western Asset New Jersey Municipals Fund

Western Asset Intermediate-Term Municipals Fund

Western Asset Short Duration High Income Fund

Western Asset Corporate Bond Fund

Western Asset Short-Term Bond Fund

Western Asset Adjustable Rate Income Fund

Western Asset Global High Yield Bond Fund

Western Asset Emerging Markets Debt Fund

Western Asset Short Duration Municipal Income Fund

Western Asset Short Term Yield Fund

Western Asset Ultra Short Obligations Fund

Legg Mason Partners Institutional Trust, consisting of:

Western Asset Institutional Liquid Reserves

Western Asset Institutional U.S. Treasury Reserves

Western Asset Institutional Cash Reserves

Western Asset Institutional Tax Free Reserves

Western Asset SMASh Series M Fund

Western Asset SMASh Series C Fund

Western Asset SMASh Series EC Fund

Western Asset Institutional Government Reserves

Western Asset Institutional AMT Free Municipal Money Market Fund

Western Asset Municipal High Income SMASh Fund

Western Asset Institutional U.S. Treasury Obligations Money Market Fund

Legg Mason Partners Money Market Trust, consisting of:

Western Asset California Tax Free Money Market Fund

Western Asset Connecticut Municipal Money Market Fund

Western Asset Government Reserves

Western Asset Liquid Reserves

Western Asset New York Tax Free Money Market Fund

Western Asset Tax Free Reserves

Western Asset U.S. Treasury Reserves

Legg Mason Partners Premium Money Market Trust, consisting of:

Western Asset Premium Liquid Reserves

Western Asset Premium Tax Free Reserves

Western Asset Premium U.S. Treasury Reserves

Master Portfolio Trust, consisting of:

Government Portfolio

Liquid Reserves Portfolio

Municipal High Income Portfolio

Prime Cash Reserves Portfolio

Short Term Yield Portfolio

Tax Free Reserves Portfolio

U.S. Treasury Obligations Portfolio

U.S. Treasury Reserves Portfolio

Ultra Short Obligations Portfolio

Legg Mason Partners Variable Income Trust, consisting of:

Western Asset Core Plus VIT Portfolio

Western Asset Variable Global High Yield Bond Portfolio

Legg Mason ETF Trust, consisting of:

Legg Mason Western Asset Ultra-Short Duration ETF

ClearBridge American Energy MLP Fund Inc.

ClearBridge Energy MLP Fund Inc.

ClearBridge Energy MLP Opportunity Fund Inc.

ClearBridge Energy MLP Total Return Fund Inc.

Legg Mason BW Global Income Opportunities Fund Inc.

Legg Mason Permal Alternatives Fund Inc.

LMP Capital and Income Fund Inc.

LMP Corporate Loan Fund Inc.

LMP Real Estate Income Fund Inc.

Permal Hedge Strategies Fund I

Permal Hedge Strategies Fund II

Permal Hedge Strategies Portfolio

Western Asset Emerging Markets Debt Fund Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Global Corporate Defined Opportunity Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset High Yield Defined Opportunity Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset Investment Grade Defined Opportunity Trust Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Middle Market & Income Fund Inc.

Western Asset Middle Market Debt Fund, Inc.

Western Asset Mortgage Defined Opportunity Fund Inc.

Western Asset Municipal Defined Opportunity Trust Inc.

Western Asset Municipal High Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Opportunistic Income Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Worldwide Income Fund Inc.

Legg Mason Global Asset Management Trust, consisting of:

Legg Mason BW International Opportunities Bond Fund

QS Legg Mason Strategic Real Return Fund

Legg Mason BW Diversified Large Cap Value Fund

Legg Mason BW Absolute Return Opportunities Fund

Legg Mason BW Classic Large Cap Value Fund

ClearBridge Global Growth Trust

ClearBridge Small Cap Fund

ClearBridge Value Trust

QS Batterymarch U.S. Small Capitalization Equity Fund

Legg Mason BW Global Opportunities Bond Fund

QS Batterymarch International Equity Fund

QS Batterymarch Emerging Markets Fund

Legg Mason BW Global High Yield Fund

Legg Mason BW Alternative Credit Fund

Miller Income Opportunity Trust

Legg Mason BW Dynamic Large Cap Value Fund

Martin Currie Emerging Markets Fund

Legg Mason Investment Trust, consisting of:

Legg Mason Opportunity Trust

Legg Mason Global Asset Management Variable Trust, consisting of:

Legg Mason BW Absolute Return Opportunities VIT

Western Asset Income Fund

Western Asset Premier Bond Fund

Western Asset Funds, Inc., consisting of:

Western Asset Core Plus Bond Fund

Western Asset Core Bond Fund

Western Asset Enhanced Equity Fund

Western Asset High Yield Fund

Western Asset Inflation Indexed Plus Bond Fund

Western Asset Intermediate Bond Fund

Western Asset Global Government Bond Fund

Western Asset Total Return Unconstrained Fund

Western Asset Macro Opportunities Fund

Western Asset/Claymore Inflation-Linked Securities & Income Fund

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund

In addition to the specific registrants and their funds noted above, which were as of the joint Fidelity Bond effective date of June 30, 2015, an Insured is also defined under Rider 1 as any Investment Company (or portfolio thereof) newly-created after the Effective Date of this Bond whose board of directors/trustees is a Designated Fund Board. “Designated Fund Board” as used in this rider, shall mean each of the following:

•	Legg Mason Partners Equity Funds Board
•	Legg Mason Partners Closed End Funds Board
•	Legg Mason Partners Fixed Income Funds Board
•	Legg Mason Funds Board
•	Western Asset Funds Board
•	Western Asset/Claymore Funds Board

Since June 30, 2015, the following new Registrants were added under a Designated Fund Board and the Registrants and their funds are considered Insureds under the joint Fidelity Bond:

•	Legg Mason ETF Equity Trust

Legg Mason Developed ex-US Diversified Core ETF

Legg Mason Emerging Markets Diversified Core ETF

Legg Mason US Diversified Core ETF

Legg Mason Low Volatility High Dividend ETF

•	Legg Mason Funds Trust

ClearBridge Real Estate Opportunities Fund

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)		Bond Number:
	LMP Capital and Income Fund Inc.		87028115B

	Principal Office: 100 International Drive Baltimore, MD 21202	Mailing Address: 100 International Drive Baltimore, MD 21202

Item 2.

Bond Period: from 12:01 a.m. on July 1, 2015, to 12:01 a.m. on July 1, 2016, or the the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—Subject to Sections 9, 10 and 12 hereof:

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A-	FIDELITY	$60,000,000	N/A
Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
Insuring Agreement C-	ON PREMISES	$60,000,000	$250,000
Insuring Agreement D-	IN TRANSIT	$60,000,000	$250,000
Insuring Agreement E-	FORGERY OR ALTERATION	$60,000,000	$250,000
Insuring Agreement F-	SECURITIES	$60,000,000	$250,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$60,000,000	$250,000
Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$60,000,000	$250,000

If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreementand any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J-	COMPUTER SECURITY	$60,000,000	$250,000

Item 4.	Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.
Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Matthew Link
Authorized Representative

Bond (05/14)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.	“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.	“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.	Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

(1)	any Investment Company (or portfolio thereof) existing as of the Effective Date of this Bond (a) whose board of directors/trustees is a Designated Fund Board, and (b) which Legg Mason, Inc. has made a good faith effort to identify as a proposed Insured in the Application or any attachments thereto;

(2)	any Investment Company (or portfolio thereof) newly-created after the Effective Date of this Bond whose board of directors/trustees is a Designated Fund Board; and

(3)	any Inactive Investment Company (or portfolio thereof).

It is further understood and agreed that notwithstanding the foregoing, and regardless of how many times this Bond (or this rider) may hereafter be renewed, an Inactive Investment Company (or portfolio thereof) shall automatically cease to be an Insured eight years following its Inactive Date.

It is further understood and agreed that:

(a)	“Designated Fund Board” as used in this rider, shall mean each of the following:

Legg Mason Partners Equity Funds Board

Legg Mason Partners Closed End Funds Board

Legg Mason Partners Fixed Income Funds Board

Legg Mason Funds Board

Western Asset Funds Board

Western Asset/Claymore Funds Board

(b)	“Inactive Investment Company” shall mean any Investment Company (or portfolio thereof) (1) that has no active operations of its own, either by reason of previously (i) having had substantially all of its assets acquired by an Investment Company that is an Insured, (ii) having been merged into another Investment Company that is an Insured, or (iii) having been liquidated; and (2) that was an Insured under ICI Mutual Insurance Company Investment Company Blanket Bond No. 87028114B (or under any predecessor ICI Mutual Insurance Company Investment Company Blanket Bond thereto);

(c)	“Inactive Date” as regards an Inactive Investment Company (or portfolio thereof) is the Date that such Inactive Investment Company (or portfolio thereof) ceased operations by reason of subpart (1)(i), (ii), or (iii) of the definition of “Inactive Investment Company”;

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN19.0-04 (03/12)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2)	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder’s bank account of record; or

(3)	written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, or (b) by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

•	by use of an automated telephone tone or voice response system ; or

•	by transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections; or

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN48.0-03 (12/03)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total “insured losses”of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for “acts of terrorism.” However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for “acts of terrorism” is one percent (1%).

As used herein, “Federal Share of Compensation” shall mean:

85% in calendar year 2015;

84% in calendar year 2016;

83% in calendar year 2017;

82% in calendar year 2018;

81% in calendar year 2019; and

80% in calendar year 2020.

As used herein, “Cap on Annual Liability” shall mean, with respect to total “insured losses” of all participating insurers:

$100 billion in calendar year 2015;

$120 billion in calendar year 2016;

$140 billion in calendar year 2017;

$160 billion in calendar year 2018;

$180 billion in calendar year 2019; and

$200 billion in calendar year 2020.

RN53.1-00 (2/15)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) is communicating with purchasers of such securities only by telephone or in writing, and (c) does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus or Statement of Additional Information regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority; and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN26.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

“Discovery occurs when an individual(s) operating in the role of the Chief Compliance Officer of the Insured Funds, Chief Legal Officer of the Insured Funds, Director of Corporate Insurance of Legg Mason, Inc., or Treasurer of the Insured Funds becomes aware of facts which would cause a reasonable person to assume that a loss covered by the Bond has been or is likely to be incurred, regardless of when the act causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known. Notice to an individual(s) operating in the role of the Chief Compliance Officer of the Insured Funds, Chief Legal Officer of the Insured funds, Director of Corporate Insurance of Legg Mason, Inc., or Treasurer of the Insured Funds of an actual or potential claim by a third party which alleged that the Insured is liable under circumstances which, if true, would create a loss under this Bond, constitutes such discovery.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM27.0-03-028 (6/97)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

(i) the Shareholder of Record verifies, by some method other than an Electronic Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Transaction” means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN38.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

LMP Capital and Income Fund Inc.	87028115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2015	July 1, 2015 to July 1, 2016	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Underwriter shall use its best efforts to enter into an agreement with each Facultative Reinsurer on this Bond, regarding the Insureds’ rights against such Facultative Reinsurer (“Cut Through Agreement”), in substantially the form(s) previously reviewed and agreed to by the Insureds.

It is further understood and agreed that as used in this rider, “Facultative Reinsurer” means any entity providing reinsurance for this Bond to the Underwriter on a facultative basis (and always excluding any entity providing reinsurance for this Bond to the Underwriter pursuant to treaty).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

RNM11.0-00-028 (6/11)

Fidelity Bond Resolutions:

RESOLVED:	That the purchase of the fidelity bond coverage with ICI Mutual Insurance Company for the period July 1, 2015 through June 30, 2016, which coverage is maintained jointly on behalf of each of the ’40 Act Funds and the other parties named as insureds therein, including certain investment companies in the Legg Mason Partners Funds complex, Legg Mason Funds complex, Western Asset Funds complex and Western Asset Claymore Funds complex, and which provides coverage in the aggregate amount of
$60 million is approved; and further

RESOLVED:	That it is the finding of the Board that the fidelity bond coverage with ICI Mutual Insurance Company for the July 1, 2015 through June 30, 2016 policy period in the aggregate amount of $60 million covering, among others, officers and employees of each of the ’40 Act Funds in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each of the ’40 Act Funds to which any person covered under the fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of each of the ’40 Act Funds and the nature of the securities in each of the ’40 Act Funds’ and their series (as applicable); and further

RESOLVED:	That the payment by each of the ’40 Act Funds of its portion of the total premium of $285,600 for the period July 1, 2015 through June 30, 2016 for the aforementioned joint insured fidelity bond as set forth in Exhibit B and the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (“Agreement”) is fair and reasonable and therefore approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such parties, the amount of the joint insured fidelity bond; the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to each of the ’40 Act Funds is less than the premium that each of the ’40 Act Funds would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED:	That the Agreement entered into among the ’40 Act Funds and the other named insureds under the foregoing fidelity bond coverage is approved and that each officer of each ’40 Act Fund, acting singly, is authorized to execute and deliver such Agreement, with such changes as such officer may by his execution and delivery approve, the execution and delivery of said Agreement to be conclusive evidence of the Directors’/Trustees’ approval; and further

RESOLVED:	That it is the finding of the Board that the aforementioned joint insured fidelity bond is intended to cover each of the ’40 Act Funds listed under the Agreement and any new Legg Mason-affiliated ’40 Act fund(s) registered after the inception of such bond will automatically be included as an insured under the current Joint Fidelity Bond until the next renewal of such Joint Fidelity Bond, at which point the ’40 Act fund(s) will be added to the list of ’40 Act Funds in the said Agreement; and further

RESOLVED:	That the officers of each ’40 Act Fund are authorized to make any and all payments, in the name and on behalf of the ’40 Act Fund, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and further

RESOLVED:	That the President and/or Vice President of each ’40 Act Fund is directed to file the fidelity bond with the Securities and Exchange Commission and to make the other filings and give the notices as required by Paragraph (g) of Rule 17g-1 under the 1940 Act.

Current Fund Name	Fund Gross Assets 6/30/15	SEC required coverage by fund
Legg Mason Partners Equity Trust		2,500,000
QS Batterymarch Global Equity Fund	143,372,689.32	525,000.00
ClearBridge Tactical Dividend Income Fund	1,131,712,512.28	1,250,000.00
ClearBridge Dividend Strategy Fund	6,015,944,355.51	2,500,000.00
ClearBridge All Cap Value Fund	1,872,591,500.66	1,500,000.00
QS Legg Mason Defensive Growth Fund	144,197,071.80	525,000.00
QS Legg Mason Conservative Growth Fund	321,045,439.04	750,000.00
QS Legg Mason Growth Fund	756,140,024.40	1,000,000.00
QS Legg Mason Moderate Growth Fund	499,682,393.63	750,000.00
ClearBridge Large Cap Growth Fund	1,817,709,935.88	1,500,000.00
ClearBridge Aggressive Growth Fund	15,048,659,300.40	2,500,000.00
ClearBridge Mid Cap Core Fund	1,650,534,451.06	1,500,000.00
ClearBridge Mid Cap Growth Fund	98,049,080.14	450,000.00
QS Batterymarch S&P 500 Index Fund	248,082,297.11	600,000.00
ClearBridge Large Cap Value Fund	1,554,820,168.41	1,500,000.00
ClearBridge Small Cap Growth Fund	3,765,188,042.80	2,300,000.00
ClearBridge Appreciation Fund	5,534,722,301.79	2,500,000.00
ClearBridge International Value Fund	272,777,691.74	750,000.00
ClearBridge International Small Cap Fund	118,732,960.10	525,000.00
QS Batterymarch U.S. Large Cap Equity Fund	821,107,132.14	1,000,000.00
ClearBridge Small Cap Value Fund	217,277,199.60	600,000.00
Permal Alternative Core Fund	136,793,110.95	525,000.00
ClearBridge Select Fund	11,638,422.99	200,000.00
QS Batterymarch Global Dividend Fund	197,159,350.74	600,000.00
QS Batterymarch International Dividend Fund	2,708,249.97	125,000.00
QS Legg Mason Dynamic Multi-Strategy Fund	8,094,373.52	175,000.00
ClearBridge Energy MLP & Infrastructure Fund	15,079,657.05	225,000.00
Permal Alternative Select Fund	35,676,913.92	350,000.00
ClearBridge Sustainability Leaders Fund	5,143,637.81	150,000.00

Legg Mason Partners Variable Equity Trust		2,500,000
ClearBridge Variable Dividend Strategy Portfolio	376,894,493.49	750,000.00
QS Legg Mason Variable Conservative Growth	107,639,861.67	525,000.00
ClearBridge Variable Aggressive Growth Portfolio	1,006,274,042.60	1,250,000.00
ClearBridge Variable Appreciation Portfolio	855,743,323.01	1,000,000.00
QS Legg Mason Variable Growth	123,167,213.17	525,000.00
QS Legg Mason Variable Moderate Growth	44,399,266.47	350,000.00
ClearBridge Variable Large Cap Growth Portfolio	122,213,469.51	525,000.00
ClearBridge Variable Mid Cap Core Portfolio	158,304,406.44	600,000.00
ClearBridge Variable Large Cap Value Portfolio	287,879,057.09	750,000.00
ClearBridge Variable Small Cap Growth Portfolio	266,657,023.46	750,000.00
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	1,744,473,656.06	1,500,000.00
Permal Alternative Select VIT Portfolio	40,341,936.97	350,000.00

Legg Mason Partners Income Trust		2,500,000
Western Asset Global Strategic Income Fund	808,603,766.12	1,000,000.00
Western Asset Mortgage Backed Securities Fund	908,841,357.10	1,000,000.00
Western Asset Pennsylvania Municipals Fund	219,182,813.54	600,000.00
Western Asset Oregon Municipals Fund	77,427,707.41	450,000.00
Western Asset Intermediate Maturity New York Municipals Fund	260,791,645.92	750,000.00
Western Asset New York Municipals Fund	726,485,967.70	900,000.00
Western Asset California Municipals Fund	592,761,689.19	900,000.00
Western Asset Managed Municipals Fund	4,567,399,782.63	2,500,000.00
Western Asset Intermediate Maturity California Municipals Fund	190,782,966.91	600,000.00
Western Asset Municipal High Income Fund	782,664,930.30	1,000,000.00
Western Asset Massachusetts Municipals Fund	82,608,014.08	450,000.00
Western Asset New Jersey Municipals Fund	272,794,951.65	750,000.00
Western Asset Intermediate-Term Municipals Fund	2,568,025,818.78	1,900,000.00
Western Asset Short Duration High Income Fund	1,046,055,992.18	1,250,000.00
Western Asset Corporate Bond Fund	422,481,270.61	750,000.00
Western Asset Short-Term Bond Fund	684,273,009.30	900,000.00
Western Asset Adjustable Rate Income Fund	198,796,729.14	600,000.00
Western Asset Emerging Markets Debt Fund	237,563,488.60	600,000.00
Western Asset Global High Yield Bond Fund	463,052,116.51	750,000.00
Western Asset Short Duration Municipal Income Fund	1,990,002,261.62	1,500,000.00
Western Asset Short Term Yield Fund	83,265.89	50,000.00
Western Asset Ultra Short Obligations Fund	7,679,545.11	175,000.00

Legg Mason Partners Institutional Trust		2,500,000
Western Asset Institutional Liquid Reserves	5,852,524,688.80	2,500,000.00
Western Asset Institutional U.S. Treasury Reserves	12,743,140,451.06	2,500,000.00
Western Asset Institutional Cash Reserves	9,740,916,524.02	2,500,000.00
Western Asset Institutional Tax Free Reserves	513,244,165.33	900,000.00
Western Asset SMASh Series M Fund	850,569,280.21	1,000,000.00
Western Asset SMASh Series C Fund	291,962,037.86	750,000.00
Western Asset SMASh Series EC Fund	794,180,141.49	1,000,000.00
Western Asset Institutional Government Reserves	11,651,876,887.91	2,500,000.00
Western Asset Institutional AMT Free Municipal Money Market Fund	572,098,589.92	900,000.00
Western Asset Municipal High Income SMASh Fund	183,119.05	50,000.00
Western Asset Institutional U.S. Treasury Obligations Money Market Fund	783,070,825.80	1,000,000.00

Legg Mason Partners Money Market Trust		1,900,000
Western Asset California Tax Free Money Market Fund	114,484,191.72	525,000.00
Western Asset Liquid Reserves	771,346,796.76	1,000,000.00
Western Asset Tax Free Reserves	174,699,876.71	600,000.00
Western Asset New York Tax Free Money Market Fund	270,251,282.57	750,000.00

Western Asset U.S. Treasury Reserves	836,745,106.94	1,000,000.00
Western Asset Connecticut Municipal Money Market Fund	15,852,385.37	225,000.00
Western Asset Government Reserves	671,512,085.14	900,000.00

Legg Mason Partners Premium Money Market Trust		750,000
Western Asset Premium Liquid Reserves	202,576,525.34	600,000.00
Western Asset Premium U.S. Treasury Reserves	93,032,426.65	450,000.00
Western Asset Premium Tax Free Reserves

Legg Mason Partners Variable Income Trust		750,000
Western Asset Core Plus VIT Portfolio	121,027,054.53	525,000.00
Western Asset Variable Global High Yield Bond Portfolio	209,462,314.54	600,000.00

Master Portfolio Trust		2,500,000
Liquid Reserves Portfolio	64,211,634,063.96	2,500,000.00
Tax Free Reserves Portfolio	689,342,521.20	900,000.00
U.S. Treasury Reserves Portfolio	25,844,357,849.34	2,500,000.00
Prime Cash Reserves Portfolio	17,032,039,049.55	2,500,000.00
Government Portfolio	15,340,044,905.24	2,500,000.00
Short Term Yield Portfolio	55,175,333.58	400,000.00
Municipal High Income Portfolio	782,988,887.32	1,000,000.00
U.S. Treasury Obligations Portfolio	784,969,617.19	1,000,000.00
Ultra Short Obligations Portfolio	15,213,097.62	225,000.00

Legg Mason ETF Trust
Legg Mason Western Asset Ultra-Short Duration ETF

LMP Capital and Income Fund Inc.	368,625,145.46	750,000.00

LMP Corporate Loan Fund Inc.	187,057,046.26	600,000.00

LMP Real Estate Income Fund Inc.	188,608,369.75	600,000.00

ClearBridge Energy MLP Fund Inc.	3,089,039,827.28	2,100,000.00

Legg Mason BW Global Income Opportunities Fund Inc.	673,022,450.57	900,000.00

Western Asset Emerging Markets Income Fund Inc.	440,065,689.43	750,000.00

Western Asset Worldwide Income Fund Inc.	206,221,693.57	600,000.00

Western Asset Intermediate Muni Fund Inc.	196,821,095.27	600,000.00

Western Asset Managed Municipals Fund Inc.	862,065,705.25	1,000,000.00

Western Asset Municipal High Income Fund Inc.	172,747,547.47	600,000.00

Western Asset Managed High Income Fund Inc.	279,510,111.49	750,000.00

Western Asset Emerging Markets Debt Fund Inc.	678,156,405.32	900,000.00

Western Asset High Income Opportunity Fund Inc.	511,782,095.90	900,000.00

Western Asset Global Corporate Defined Opportunity Fund Inc.	480,444,418.60	750,000.00

Western Asset Global Partners Income Fund Inc.	228,917,609.61	600,000.00

Western Asset Municipal Partners Fund Inc.	246,780,246.89	600,000.00

Western Asset High Income Fund II Inc.	1,000,205,839.49	1,250,000.00

Western Asset Variable Rate Strategic Fund Inc.	122,468,908.57	525,000.00

Western Asset Investment Grade Defined Opportunity Trust Inc.	250,605,736.13	750,000.00

Western Asset Municipal Defined Opportunity Trust Inc.	273,849,132.84	750,000.00

Western Asset Global High Income Fund Inc.	558,139,571.57	900,000.00

Western Asset Mortgage Defined Opportunity Fund Inc.	367,734,364.82	750,000.00

Western Asset High Yield Defined Opportunity Fund Inc.	430,113,516.13	750,000.00

Legg Mason Permal Alternatives Fund Inc.

ClearBridge Energy MLP Opportunity Fund Inc.	1,149,050,927.92	1,250,000.00

ClearBridge Energy MLP Total Return Fund Inc.	1,293,130,024.88	1,250,000.00

Western Asset Middle Market & Income Fund Inc.	337,051,445.29	750,000.00

Permal Hedge Strategies Portfolio	60,211,344.00	400,000

Permal Hedge Strategies Fund I	21,460,946.00	250,000

Permal Hedge Strategies Fund II	38,940,113.00	350,000

Western Asset Middle Market Debt Fund Inc.	178,473,288.46	600,000.00

Western Asset Opportunistic Income Fund Inc.

ClearBridge American Energy MLP Fund Inc.	1,265,371,256.27	1,250,000.00

Legg Mason Global Asset Management Trust		2,500,000
Legg Mason BW International Opportunities Bond Fund	433,935,168.67	750,000.00
QS Legg Mason Strategic Real Return Fund	222,549,886.98	600,000.00
Legg Mason BW Diversified Large Cap Value Fund	924,036,579.26	1,000,000.00
Legg Mason BW Absolute Return Opportunities Fund	3,146,878,574.60	2,100,000.00
Legg Mason BW Classic Large Cap Value Fund
ClearBridge Global Growth Trust	148,287,486.49	525,000.00
ClearBridge Small Cap Fund	661,612,588.92	900,000.00
ClearBridge Value Trust	2,651,794,434.35	1,900,000.00
QS Batterymarch U.S. Small Capitalization Equity Fund	867,926,061.58	1,000,000.00
Legg Mason BW Global Opportunities Bond Fund	5,003,518,009.37	2,500,000.00
QS Batterymarch International Equity Fund	438,782,412.28	750,000.00
QS Batterymarch Emerging Markets Fund	85,788,959.57	450,000.00
Legg Mason BW Global High Yield Fund	40,335,219.23	350,000.00
Legg Mason BW Alternative Credit Fund	2,080,393,121.89	1,700,000.00
Miller Income Opportunity Trust	104,900,080.79	525,000.00
Legg Mason BW Dynamic Large Cap Value Fund	17,254,679.63	225,000.00
Martin Currie Emerging Markets Fund	3,258,669	125,000

Legg Mason Global Asset Management Variable Trust
Legg Mason BW Absolute Return Opportunities VIT	23,507,639.92	250,000.00

Legg Mason Investment Trust
Legg Mason Opportunity Trust	2,484,680,233.24	1,700,000.00

Western Asset Income Fund	138,276,752.23	525,000.00

Western Asset/Claymore Inflation-Linked Securities & Income Fund	531,214,602.46	900,000.00

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund	1,001,293,291.52	1,250,000.00

Western Asset Premier Bond Fund	231,929,050.65	600,000.00

Western Asset Funds, Inc.		2,500,000
Western Asset Core Plus Bond Fund	18,894,951,856.41	2,500,000.00
Western Asset Core Bond Fund	4,540,581,001.65	2,500,000.00
Western Asset High Yield Fund	382,163,881.97	750,000.00
Western Asset Enhanced Equity Fund	0.00	0.00
Western Asset Inflation Indexed Plus Bond Fund	670,293,869.91	900,000.00
Western Asset Intermediate Bond Fund	654,746,270.88	900,000.00
Western Asset Global Government Bond Fund	61,572,583.19	400,000.00
Western Asset Total Return Unconstrained Fund	1,249,496,800.03	1,250,000.00
Western Asset Macro Opportunities Fund	1,004,260,479.92	1,250,000.00

Legg Mason ETF Equity Trust	N/A	N/A
Legg Mason Developed ex-US Diversified Core ETF
Legg Mason Emerging Markets Diversified Core ETF
Legg Mason US Diversified Core ETF
Legg Mason Low Volatility High Dividend ETF

Legg Mason Funds Trust
ClearBridge Real Estate Opportunities Fund

AGREEMENT CONCERNING ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

This Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries made as of the 31st day of October, 2015 by and among the management investment companies listed on Schedule I and II (each, a “Fund” and collectively, the “Funds”), all of which are named insureds on a certain fidelity bond underwritten by ICI Mutual Insurance Company (the “Insurer”) covering certain acts relating to the Funds (“Joint Fidelity Bond”).

WHEREAS: each of the Funds has registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as either an open-end management investment company or a closed-end management investment company; and

WHEREAS: Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS: the Funds each will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule;

NOW, THEREFORE, it is agreed as follows:

1.	In the event any recovery under the Joint Fidelity Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).

2.	In the event that the claims of loss of the Funds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Funds for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A.	First, all claims of each Fund which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Fund; and

B.	Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Funds in proportion to the total of the unsatisfied amount of the claims of each Fund.

3.	Each party to this Agreement is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Declaration of Trust of Legg Mason Tax-Free Income Fund and agrees that obligations assumed by this Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets. Each party to this Agreement agrees that it shall not seek satisfaction of any obligation from the shareholders or any individual shareholder of the Legg Mason Tax-Free Income Fund nor any individual Trustee of that Trust. This Trust was merged into Stifel Fund Group upon the sale of LMIC on 11/7/2014 and is only an insured for Tail Coverage purposes.

4.	Only the Funds will be covered by the joint fidelity bond. Therefore, the Funds will pay 100% of the total premium. The total premium will be allocated among the covered Funds based on each Fund’s share of the premium based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties.

5.	Additional Parties to this Agreement: This Agreement is intended to cover all entities insured under the Joint Fidelity Bond. In addition to the named insureds, any new Legg Mason-affiliated fund(s) registered after the inception of the bond will automatically be included as an insured under the current Joint Fidelity Bond until the next renewal of such Joint Fidelity Bond, at which point the fund(s) will be added to the list of Funds in Schedule I in the Joint Fidelity Bond Agreement.

6.	This Agreement may be executed in multiple counterparts.

IN WITNESS WHEREOF, each Fund has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

/s/ Jane Trust
Jane Trust - President, Funds listed on Schedule I

SCHEDULE I

The list of Insureds and the 17g-1 calculation will be based off of June 30, 2015 Gross Assets Under Management.

Legg Mason Partners Equity Board

Legg Mason Partners Equity Trust, consisting of:

ClearBridge Aggressive Growth Fund

ClearBridge All Cap Value Fund

ClearBridge Appreciation Fund

ClearBridge Dividend Strategy Fund

ClearBridge Energy MLP & Infrastructure Fund

ClearBridge International Small Cap Fund

ClearBridge International Value Fund

ClearBridge Large Cap Growth Fund

ClearBridge Large Cap Value Fund

ClearBridge Mid Cap Core Fund

ClearBridge Mid Cap Growth Fund

ClearBridge Select Fund

ClearBridge Small Cap Growth Fund

ClearBridge Small Cap Value Fund

ClearBridge Sustainability Leaders Fund

ClearBridge Tactical Dividend Income Fund

Permal Alternative Core Fund

Permal Alternative Select Fund

QS Batterymarch Global Dividend Fund

QS Batterymarch Global Equity Fund

QS Batterymarch International Dividend Fund

QS Batterymarch S&P 500 Index Fund

QS Batterymarch U.S. Large Cap Equity Fund

QS Legg Mason Conservative Growth Fund

QS Legg Mason Defensive Growth Fund

QS Legg Mason Dynamic Multi-Strategy Fund

QS Legg Mason Growth Fund

QS Legg Mason Moderate Growth Fund

Legg Mason Partners Variable Equity Trust, consisting of:

ClearBridge Variable Aggressive Growth Portfolio

ClearBridge Variable Appreciation Portfolio

ClearBridge Variable Dividend Strategy Portfolio

ClearBridge Variable Large Cap Growth Portfolio

ClearBridge Variable Large Cap Value Portfolio

ClearBridge Variable Mid Cap Core Portfolio

ClearBridge Variable Small Cap Growth Portfolio

Permal Alternative Select VIT Portfolio

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

QS Legg Mason Variable Conservative Growth

QS Legg Mason Variable Growth

QS Legg Mason Variable Moderate Growth

Legg Mason Partners Fixed Income Board

Legg Mason Partners Income Trust, consisting of:

Western Asset Global Strategic Income Fund

Western Asset Mortgage Backed Securities Fund

Western Asset Pennsylvania Municipals Fund

Western Asset Oregon Municipals Fund

Western Asset Intermediate Maturity New York Municipals Fund

Western Asset New York Municipals Fund

Western Asset California Municipals Fund

Western Asset Managed Municipals Fund

Western Asset Intermediate Maturity California Municipals Fund

Western Asset Municipal High Income Fund

Western Asset Massachusetts Municipals Fund

Western Asset New Jersey Municipals Fund

Western Asset Intermediate-Term Municipals Fund

Western Asset Short Duration High Income Fund

Western Asset Corporate Bond Fund

Western Asset Short-Term Bond Fund

Western Asset Adjustable Rate Income Fund

Western Asset Global High Yield Bond Fund

Western Asset Emerging Markets Debt Fund

Western Asset Short Duration Municipal Income Fund

Western Asset Short Term Yield Fund

Western Asset Ultra Short Obligations Fund

Legg Mason Partners Institutional Trust, consisting of:

Western Asset Institutional Liquid Reserves

Western Asset Institutional U.S. Treasury Reserves

Western Asset Institutional Cash Reserves

Western Asset Institutional Tax Free Reserves

Western Asset SMASh Series M Fund

Western Asset SMASh Series C Fund

Western Asset SMASh Series EC Fund

Western Asset Institutional Government Reserves

Western Asset Institutional AMT Free Municipal Money Market Fund

Western Asset Municipal High Income SMASh Fund

Western Asset Institutional U.S. Treasury Obligations Money Market Fund

Legg Mason Partners Money Market Trust, consisting of:

Western Asset California Tax Free Money Market Fund

Western Asset Connecticut Municipal Money Market Fund

Western Asset Government Reserves

Western Asset Liquid Reserves

Western Asset New York Tax Free Money Market Fund

Western Asset Tax Free Reserves

Western Asset U.S. Treasury Reserves

Legg Mason Partners Premium Money Market Trust, consisting of:

Western Asset Premium Liquid Reserves

Western Asset Premium Tax Free Reserves

Western Asset Premium U.S. Treasury Reserves

Master Portfolio Trust, consisting of:

Government Portfolio

Liquid Reserves Portfolio

Municipal High Income Portfolio

Prime Cash Reserves Portfolio

Short Term Yield Portfolio

Tax Free Reserves Portfolio

U.S. Treasury Obligations Portfolio

U.S. Treasury Reserves Portfolio

Ultra Short Obligations Portfolio

Legg Mason Partners Variable Income Trust, consisting of:

Western Asset Core Plus VIT Portfolio

Western Asset Variable Global High Yield Bond Portfolio

Legg Mason ETF Trust, consisting of:

Legg Mason Western Asset Ultra-Short Duration ETF

Legg Mason Partners Closed End Board

ClearBridge American Energy MLP Fund Inc.

ClearBridge Energy MLP Fund Inc.

ClearBridge Energy MLP Opportunity Fund Inc.

ClearBridge Energy MLP Total Return Fund Inc.

Legg Mason BW Global Income Opportunities Fund Inc.

Legg Mason Permal Alternatives Fund Inc.

LMP Capital and Income Fund Inc.

LMP Corporate Loan Fund Inc.

LMP Real Estate Income Fund Inc.

Permal Hedge Strategies Fund I (Spoke)

Permal Hedge Strategies Fund II (Spoke)

Permal Hedge Strategies Portfolio (Hub)

Western Asset Emerging Markets Debt Fund Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Global Corporate Defined Opportunity Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset High Yield Defined Opportunity Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset Investment Grade Defined Opportunity Trust Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Middle Market & Income Fund Inc.

Western Asset Middle Market Debt Fund, Inc.

Western Asset Mortgage Defined Opportunity Fund Inc.

Western Asset Municipal Defined Opportunity Trust Inc.

Western Asset Municipal High Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Opportunistic Income Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Worldwide Income Fund Inc.

Legg Mason Board

Legg Mason Global Asset Management Trust, consisting of:

Legg Mason BW International Opportunities Bond Fund

QS Legg Mason Strategic Real Return Fund

Legg Mason BW Diversified Large Cap Value Fund

Legg Mason BW Absolute Return Opportunities Fund

Legg Mason BW Classic Large Cap Value Fund

ClearBridge Global Growth Trust

ClearBridge Small Cap Fund

ClearBridge Value Trust

QS Batterymarch U.S. Small Capitalization Equity Fund

Legg Mason BW Global Opportunities Bond Fund

QS Batterymarch International Equity Fund

QS Batterymarch Emerging Markets Fund

Legg Mason BW Global High Yield Fund

Legg Mason BW Alternative Credit Fund

Miller Income Opportunity Trust

Legg Mason BW Dynamic Large Cap Value Fund

Martin Currie Emerging Markets Fund

Legg Mason Investment Trust, consisting of:

Legg Mason Opportunity Trust

Legg Mason Global Asset Management Variable Trust, consisting of:

Legg Mason BW Absolute Return Opportunities VIT

Western Asset Board

Western Asset Income Fund

Western Asset Premier Bond Fund

Western Asset Funds, Inc., consisting of:

Western Asset Core Plus Bond Fund

Western Asset Core Bond Fund

Western Asset Enhanced Equity Fund

Western Asset High Yield Fund

Western Asset Inflation Indexed Plus Bond Fund

Western Asset Intermediate Bond Fund

Western Asset Global Government Bond Fund

Western Asset Total Return Unconstrained Fund

Western Asset Macro Opportunities Fund

Western Asset Claymore Board

Western Asset/Claymore Inflation-Linked Securities & Income Fund

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund

In addition to the specific registrants and their funds noted above, which were as of the joint Fidelity Bond effective date of June 30, 2015, an Insured is also defined under Rider 1 as any Investment Company (or portfolio thereof) newly-created after the Effective Date of this Bond whose board of directors/trustees is a Designated Fund Board. “Designated Fund Board” as used in this rider, shall mean each of the following:

•	Legg Mason Partners Equity Funds Board

•	Legg Mason Partners Closed End Funds Board
•	Legg Mason Partners Fixed Income Funds Board
•	Legg Mason Funds Board
•	Western Asset Funds Board
•	Western Asset/Claymore Funds Board

Since June 30, 2015, the following new Registrants were added under a Designated Fund Board and the Registrants and their funds are considered Insureds under the joint Fidelity Bond:

•	Legg Mason ETF Equity Trust

Legg Mason Developed ex-US Diversified Core ETF

Legg Mason Emerging Markets Diversified Core ETF

Legg Mason US Diversified Core ETF

Legg Mason Low Volatility High Dividend ETF

•	Legg Mason Funds Trust

ClearBridge Real Estate Opportunities Fund